Neuberger Berman Investment Advisers LLC 1290 Avenue of the Americas New York, NY 10104 Tel. 212.476.9000

December 21, 2018

U.S. Securities and Exchange Commission
Division of Investment Management

Disclosure Review & Accounting Office

100 F Street NE

Washington, DC 20549

Attn: Kathy Chrco

VIA Correspondence Filing

Re: SEC Review of N-CSR filings for NB Crossroads Private Markets Fund IV Holdings LLC (the “Master Fund”), NB Crossroads Private Markets Fund IV (TI) - Client LLC (the “Taxable Feeder”), and NB Crossroads Private Markets Fund IV (TE) - Client LLC (the “Tax Exempt Feeder” and, together with the Taxable Feeder, the “Feeder Funds”) (the Feeder Funds and Master Fund are collectively referred to as the “Funds”).

Dear Ms. Churko:

On behalf of the Funds, this letter is in response to the comments you provided by telephone on November 21, 2018, to Neuberger Berman Investment Advisers LLC (“NBIA”) personnel, in connection with the Securities and Exchange Commission staff’s review of the N-CSR filing for each of the Funds, for the fiscal year ended March 31, 2018. Set forth below are the staff’s comments with respect to the Funds’ annual reports, followed by the Funds’ response to each comment.

Your questions/comments are reflected in bold, and our responses are beneath.

1.	Comment 1: With respect to the Master Fund’s Statement of Assets and Liabilities, why does the amount of the “Advisory Fee Payable” represent approximately 50% of the total Advisory Fees paid during the reporting period, as reflected in the Statement of Operations? Additionally, please explain when the Advisory Fee Payable was settled.

Response 1: The Advisory Fee payable represent approximately 50% of the Advisory Fees paid during the fiscal year ended March 31, 2018, due to the different advisory fee rates in effect during the Master Fund’s fiscal year. Specifically, the advisory fee rate was 0.10% of total investor commitments for the first year of the Master Fund’s operations, which included the first seven months of the Fund's fiscal year ended March 31, 2018. The advisory fee rate increased to 0.55% beginning year two of the Master Fund’s operations, which included the last five months of that twelve-month reporting period. As a result, the amount of Advisory Fees accrued during the fiscal quarter ending March 31, 2018, which is reflected as “Advisory Fees Payable” on the Statement of Assets and Liabilities, represented a higher percentage of total Advisory Fees on the Statement of Operations, than it would have if the advisory fee rate was the same at all times during the reporting period. The Advisory Fees Payable amount was settled on or before June 30, 2018 as fees are paid by the Master Fund to NBIA on a calendar quarter basis.

Neuberger Berman Investment Advisers LLC 1290 Avenue of the Americas New York, NY 10104 Tel. 212.476.9000

2.	Comment 2: Why does the Master Fund not list each unfunded commitment separately in the Schedule of Investments or in a separate schedule to the Notes in accordance with AICPA Investment Company Panel from January 2006?

Response 2: We note that the guidance in the AICPA Investment Company Panel from January 2006 (the “AICPA Panel”) refers to registered investment company investments in senior loans and notes that such unfunded commitments might “create value” to the a fund different from the underlying commitment. We do not believe the guidance in the AICPA Panel is applicable to the types of unfunded commitments of the Master Fund, which are not senior loans but instead commitments to invest in private equity funds (the "Underlying Funds"). Unlike the example in the AICPA Panel, the amount of the Master Fund’s unfunded commitment is only impacted by the amount of capital actually called by the Underlying Fund. It does not change in value and does not create unrealized appreciation or depreciation by the Master Fund. Given that the unfunded commitments have no value to the Master Fund, we respectfully submit that disclosing unfunded commitments by Underlying Fund is qualitatively immaterial and would not enhance understanding of the Master Fund’s private equity investments by users of the Funds’ financial statements. The Master Fund notes that the amount of its total unfunded commitments and total capital commitments is disclosed in Note 5 to the Financial Statements.

In addition, we believe that, because unfunded commitments are not separately tradable and are generally attached to the Underlying Fund to which they relate, disclosure of the unfunded commitment by Underlying Fund in the “Schedule of Investments” is not required under U.S. generally accepted accounting principles.

3.	Comment 3: Please confirm that the Master Fund’s “unfunded commitments” are fair valued in accordance with ASC 820.

Response 3: Confirmed. The Fund notes that “unfunded commitments” are off-balance sheet contingent liabilities and the value approximates fair value in accordance with ASC 820.

4.	Comment 4: Please provide an explanation as to how the Funds reasonably believes their assets will provide adequate over for all unfunded commitments.

Response 4: Each Feeder Fund has the contractual right to call capital from its investors in amounts that are sufficient to cover the Master Fund’s total unfunded commitments to underlying portfolio funds.

Neuberger Berman Investment Advisers LLC 1290 Avenue of the Americas New York, NY 10104 Tel. 212.476.9000

5.	Comment 5: In the Statement of Assets and Liabilities of the Feeder Funds, what does the line item “Due to Affiliate” represent?

Response 5: The line item “Due to Affiliate” represents certain expenses of the Feeder Funds that were paid by Neuberger Berman on the Funds’ behalf and then allocated among the Feeder Funds as well as other affiliated funds. An example of such fees are expenses for legal services performed on behalf of multiple funds, including the Feeder Funds.

6.	Comment 6: Why does the Feeder Funds’ financial statements not reflect the Portfolio Turnover of the Master Fund?

Response 6: Please note that the financial statements of the Master Fund, which includes the Portfolio Turnover rate, are incorporated by reference into the Feeder Funds’ financial statements and are sent to each of the Feeder Funds’ investors.

7.	Comment 7: Please explain what specific costs are represented by the line item “Tax Fees Payable” in the Statement of Assets and Liabilities and “Tax Fees Expense” in the Statement of Operations.

Response 7: These fees represent expenses related to the preparation of tax filings and related work on behalf of the Funds. The Funds are invoiced for such work each calendar year upon the completion of the associated tax preparation services.

8.	Comment 8: Please provide the calculation of total return as used in the Financial Highlights table and confirm that such calculation conforms to the instructions in Form N-2.

Response 8: The Fund’s total return is calculated in accordance with Item 4, Instruction 13 of Form N-2.  Pursuant to that instruction, the total return calculation assumes a purchase of common shares (i.e., a capital contribution) at the current market price (i.e., the Fund’s net asset value per share) on the first day and a sale at the current market price on the last day of each period reported on the table and does not reflect a sales load.  Please note that the Fund’s total return calculation for the fiscal period ended March 31, 2018 does not include an assumed reinvestment of dividends and distributions as no dividends or distributions were paid by the Fund during the reporting period.

9.	Comment 9: Please explain why certain expenses are not annualized?

Response 9: As noted in the Financial Highlights, the expenses that were not annualized were organizational expenses, legal fees and audit expenses. These expenses are non-recurring expenses and the amounts of such fees included in the Funds’ financial statements reflect the total amount of such charges incurred by the Funds during the twelve-month reporting period ended March 31, 2018.

Neuberger Berman Investment Advisers LLC 1290 Avenue of the Americas New York, NY 10104 Tel. 212.476.9000

If you have further questions, you can reach me at 646-497-4798 or via email at corey.issing@nb.com, or Mark Bonner, Assistant Treasurer of the Funds, at 617-619-4654 or via email at mark.bonner@nb.com.

Kind regards,

Corey Issing

General Counsel – Mutual Funds

Neuberger Berman Investment Advisers LLC